SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 February, 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number                     Exhibit Description

99.1                                          To Sell Hotels in Americas

INTERCONTINENTAL HOTELS GROUP PLC
LEGAL COMPLETION ON SALE OF 12 HOTELS IN THE AMERICAS

InterContinental Hotels Group PLC ("IHG") announces the legal completion on the disposal of 12 of the 13 hotels being sold in the Americas to Hospitality Properties Trust ("HPT"), the terms of which were announced on 17th December 2004.

$395 million of net disposal proceeds relating to the 12 hotels disposed of have been received. Legal completion on the disposal of the remaining hotel, the InterContinental Austin, Texas, is due to occur in May 2005 to meet certain tax requirements, at which time a further $30 million of disposal proceeds are expected to be received. IHG will receive an additional $25m in instalments over the next three years for future capital expenditure on the properties being disposed of.

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson) Media Affairs (Leslie McGibbon)	+44 (0) 1753 410 176 +44 (0) 1753 410 425

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group franchises, manages, leases or owns, through various subsidiaries, more than 3,500 hotels and 536,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty program, Priority Club® Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	17 February, 2005